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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/01/2022** AND ENDING **09/30/2023**
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **JAMES T. BORELLO & CO.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

151 DUNDEE AVENUE
                                    (No. and Street)

EAST DUNDEE	**IL**	**60118**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DANIEL J. BORELLO 847-426-0200   DANIEL@BORELLOS.COM
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S Norwell		MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009		3373	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL J. BORELLO _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JAMES T. BORELLO & CO. _____, as of 9/30 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
JACLYN A. KIELTYKA
Notary Public - State of Illinois
My Commission Expires 08/22/2026

Notary Public

Signature: _____

Title:
VICE PRESIDENT

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JAMES T. BORELLO & CO.

CONTENTS



LMHS, P.C.
Certified Public Accountants and Advisors

<center>

Report of Independent Registered Public Accounting Firm

</center>

To Shareholder of
James T. Borello & Co.
East Dundee, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of condition of James T. Borello & Co. (the "Company") as of September 30, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. James T. Borello & Co. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C.
We have served as James T. Borello & Co.'s auditor since 2022.
Norwell, Massachusetts
November 14, 2023

JAMES T. BORELLO & CO.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2023

ASSETS

Cash	$	248,656
Commissions and concessions receivable		932,340
Furniture and equipment, at cost, net of		28,461
$347,043 accumulated depreciation		
Automobile, at cost, net of		147,463
$13,406 accumulated depreciation		
TOTAL ASSETS	$	1,356,920

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accrued expenses	$	–
Commissions payable		80,112
Total Liabilities		80,112

SHAREHOLDER'S EQUITY

Common stock, no par value authorized 10,000 shares; issued and outstanding 1,000 shares	1,000
Additional paid-in capital	160,379
Retained earnings	1,115,428
Total Shareholder's Equity	1,276,807
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,356,920

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - James T. Borello & Co. (the "Company") was incorporated in the state of Illinois on February 14, 1990. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered with the SEC as an investment advisor. The Company's principal business activities are the sale of securities and providing investment advice.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition:
Effective October 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of October 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on the trade date basis, which is the same business day as the transaction date.

3

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES -- *(continued)*

Accounting and Tax Preparation Fees - The Company records revenue for accounting and tax preparation fees when the services are paid.

Advisory Fees - Advisory fees are recognized based on the average daily balance of the previous quarter and are paid in arrears.

Allowance for Doubtful Accounts - The allowance for doubtful accounts is determined on a specific identification basis as a result of a case-by-case review of receivables. As of September 30, 2023, there was no allowance for doubtful accounts recorded for commissions' receivable as the Company's management believes all amounts are fully collectible.

Depreciation - Depreciation of furniture, equipment and automobile is provided for using various accelerated and straight-line methods over five and seven year periods.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the Company's sole shareholder. The Company is subject to certain Illinois income taxes.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2019.

NOTE 3 - RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan for all employees that have attained the age of 21 and completed 1,000 hours of service during a 12-month period. The Company will make an annual Safe Harbor Non-elective 3% contribution that is 100% vested immediately. All other discretionary profit sharing contributions made by the Company vest over a six-year period based on years of eligible service. Contributions to the plan for the year ended September 30, 2023 were $161,385.

NOTE 4 - CASH BALANCE PENSION PLAN

The Company sponsors a cash balance pension plan. The Plan is a noncontributory defined benefit plan and a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company funds retirement costs through a trust and complies with the applicable minimum funding requirements specified by ERISA. Participants' accrued benefits vest 100% after three years of eligible service and are based on accumulation account balances, which are maintained for each individual. Participants receive an annual pay credit up to 80% of their compensation and a monthly interest credit at a fixed rate of 5% compounded annually. The Company expensed $115,018 of contributions to the plan for the year ended September 30, 2023.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule, 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2023, the Company's net capital and required net capital were $168,544 and $25,000, respectively. The ratio of aggregate indebtedness to net capital was 48%.

NOTE 6 - RELATED PARTY

During the year ended September 30, 2023, the Company paid $78,000 in rent for occupancy of its premises to an entity owned by the Company's sole shareholder and other related parties. No written lease agreement exists between the Company and this entity.
In addition, this shareholder is a registered representative of the Company and is responsible for a significant portion of the Company's revenue. The shareholder is not compensated based on a percentage of the revenue produced, but receives a salary and distributions.

NOTE 7 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company has a bank account designated as a Special Bank Account for the Exclusive Benefit of Customers pursuant to Rule 15c3-3 of the SEC. At September 30, 2023, this special bank account had a zero balance.

NOTE 8 - FURNITURE AND EQUIPMENT

Furniture and equipment at September 30, 2023 consists of:

Automobile	$ 160,869
Furniture & fixtures	191,102
Office equipment	184,401
Total	536,372
Less: accumulated depreciation	(360,449)
Net	$ 175,923

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company had no significant contingent liabilities requiring disclosure in the financial statements.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent that have occurred as of November 14, 2023, the date the financial statements were available to be issued.